June 16, 2022

VIA EDGAR

Ms. Ta Tanisha Meadows
Mr. Adam Phippen
U.S. Securities and Exchange Commission
Division of Corporation Finance Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:    Paya Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 15, 2022
    Form 8-K Filed May 10, 2022
    File No. 001-39627

Dear Ms. Meadows and Mr. Phippen,

    Paya Holdings Inc. (“Paya”, “our”) submits this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance, Office of Trade and Services, of the U.S. Securities and Exchange Commission received by e-mail on June 2, 2022 relating to our Form 10-K filed on March 15, 2022 and our Form 8-K filed on May 10, 2022. The comments from the Staff are set forth below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that selling, general and administrative expenses increased due to increases in compensation and benefits, technology related costs, professional services, insurance and stock compensation expense. You should elaborate to explain why these items increased. See SEC Release No. 34-48960.

RESPONSE: In response to the Staff’s comment, Paya will elaborate further to describe the reasons underlying the intermediate causes of changes in our operating results in future filings. To illustrate, Paya will include details such as the following:

Selling, general & administrative expenses increased by $14.5, or 23.0%, to $77.5 for the year ended December 31, 2021 from $63.0 for the year ended December 31, 2020. The increase is primarily due to $7.6 in compensation and benefits, $1.8 in technology related costs, specifically hosting, $2.0 in professional services including accounting and consulting fees, $2.0 in insurance, and $1.8 in stock compensation expense. The increase is primarily due to increased headcount, primarily in the Sales & Marketing and Technology departments as well as the addition of employees in connection with our recent acquisition of Paragon, and systems to support payment volume growth and incremental costs to support public company operations for the full year of 2021 versus the partial year of 2020.

Form 8-K Filed May 10, 2022

Exhibit 99.1, page 5

2. We note your disclosure of gross profit and gross profit margin which exclude depreciation and amortization. Please explain why these are not non-GAAP measures.

RESPONSE: In response to the Staff’s comment, in future filings, Paya will explain and denote that gross profit and gross profit margin are non-GAAP measures by expanding footnote “(1)” to include such measures. See example below to illustrate our response:

     First Quarter 2022 Financial Highlights
•GAAP Gross Profit was $[ ] million, resulting in GAAP Gross Profit Margin of [ ]%, as compared to $[ ] million

U.S. Securities and Exchange Commission
Division of Corporation Finance Office of Trade and Services
June 16, 2022

•Non-GAAP Gross Profit(1) was $34.8 million, resulting in a Non-GAAP Gross Profit Margin(1) of 52.7%, as compared to $29.1 million
•Net income was $2.2 million, compared to $1.0 million for the first quarter of 2021.
•Adjusted EBITDA(1) was $16.4 million, an increase of 10.9% from $14.8 million for the first quarter of 2021.
•Adjusted Net Income(1) was $12.0 million.
•Earnings per share was $0.02.
•Adjusted earnings per share(1) was $0.09.
•Ended March 31, 2022 with $142.0 million of cash and $248.8 million of total debt.

(1) These financial highlights include Non-GAAP measures. See below for definitions and reconciliation.

(1)Non-GAAP Financial Measures and Key Performance Metrics

This press release contains non-GAAP financial measures and key performance metrics including Payment volume, Adjusted EBITDA, Adjusted Net Income, Adjusted earnings per share, Non-GAAP Gross Profit, and Non-GAAP Gross Profit margin. Reconciliations of these measures to the most directly comparable GAAP financial measures are contained herein. To the extent required, statements disclosing the definitions, utility and purposes of these measures are also set forth herein.

We have included Payment volume, Adjusted EBITDA, Adjusted net income, Adjusted earnings per share, Non-GAAP Gross Profit, and Non-GAAP Gross Profit margin, which are measures not calculated in accordance with US GAAP, in the discussion of our financial results because they are key metrics used by management to assess financial performance.

Additionally, Paya will update future filings to reconcile historical Non-GAAP Gross Profit to the nearest comparable GAAP measure, which is GAAP Gross Profit. GAAP defines gross profit as revenue less cost of revenue, and cost of revenue includes depreciation and amortization expenses related to revenue-generating long-lived and intangible assets. Determining the allocation of depreciation and amortization expenses related to revenue-generating long-lived and intangible assets requires considerable effort and time. Paya will determine this allocation and will provide a tabular reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit for future filings.

In addition, we will include GAAP Gross Profit and GAAP Gross Profit margin within our financial highlights in Exhibit 99.1, more prominently than Non-GAAP Gross Profit and Non-GAAP Gross Profit margin as illustrated above, to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

Paya believes that the information contained in this response letter is responsive to the comments received from the Staff on June 2, 2022.

Should you have any questions, please contact Glenn Renzulli, Chief Financial Officer, at glenn.renzulli@paya.com or at 312-576-6194.

Thank you for your attention to this matter.

Sincerely,

/s/ Glenn Renzulli
Glenn Renzulli
Chief Financial Officer